ArcelorMittal announces the publication of the 2016 statutory financial statements of ArcelorMittal parent company

28 March 2017 - ArcelorMittal has published the statutory financial statements of ArcelorMittal parent company for the year ended December 31, 2016. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".